EXHIBIT 12.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY INDIANA

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$(123)	$242	$441	$317	$408
Fixed charges	184	178	161	165	140
Deduct:
Interest capitalized(a)	39	33	19	13	10
Total earnings	$22	$387	$583	$469	$538

Fixed charges:
Interest on debt, including capitalized portions	$178	$171	$154	$157	$133
Estimate of interest within rental expense	6	7	7	8	7
Total fixed charges	$184	$178	$161	$165	$140
Ratio of earnings to fixed charges	0.1 (b)	2.2	3.6	2.9	3.8

(a)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.
(b)	Earnings insufficient to cover fixed charges by approximately $162 million during the year ended December 31, 2012 due primarily to a non-cash impairment charge.